

October 19, 2012

Via E-mail
Xingping Hou
Chief Executive Officer
Geltology Inc.
Room 2903, Unit B
Jianwai SOHO East District
39 East Third Ring Road Central
Chaoyang District, Beijing City, China

> **Re: Geltology Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed October 16, 2012**
> **File No. 333-174874**

Dear Mr. Hou:

We have reviewed your responses to the comments in our letter dated October 2, 2012 and have the following additional comments.

Exhibit 99.1

Notes to Consolidated Financial Statements, page 6

Note 7 – Prepaid Leases, page 11

1. We note your responses to our prior comments 1 and 3. Based on our review of your response, we do not believe it is not appropriate to record a prepaid asset for amounts that were not actually paid in cash as of December 31, 2011. In this regard, please revise your December 31, 2011 financial statements to only recognize the $6.2 million of the lease costs actually paid during 2011 as prepaid lease expense. Your amortization of the prepaid lease amount should be recognized on a straight line over the life of the lease based on the full amount of the aggregate lease payments due pursuant to ASC 840-20-25-1. Please advise or revise as appropriate.

2. In a related matter, we also believe that it is not appropriate to record a lease liability in your financial statements for an operating lease payment that is not due until a future period. Please revise your financial statements to eliminate the

amounts recorded in accounts payable related to this operating lease arrangement. Refer to ASC 840.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Tahra Wright
        Loeb & Loeb LLP